
May 6, 2024

Gurminder Sangha
President and Chief Executive Officer
FE Battery Metals Corp.
700 West Georgia Street, 25th Floor
Vancouver, British Columbia, Canada, V7Y 1B3

> **Re: FE Battery Metals Corp.**
> **Form 20-F for Fiscal Year Ended March 31, 2023**
> **File No. 000-29870**

Dear Gurminder Sangha:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation